EXHIBIT 99.1


                                                        [SANOFI-AVENTIS GRAPHIC]

[GRAPHIC] Investor Relations


                                                        Paris, September 6, 2004


                    APPOINTMENTS OF A HUNDRED MANAGERS IN 70
                     COUNTRIES IN THE SANOFI-AVENTIS GROUP


Sanofi-Synthelabo (PARIS : SAN, NYSE: SNY) announced today the appointment of approximately a hundred managers in more than 70 countries.

           -  Managers of Geographical Zones
           -  Regional Directors
           -  General Managers
           -  Heads of Commercial Operations
           -  Heads of Product Franchises in the Global Marketing

The announcement of these appointments is an important step in the integration process, and has been made possible by the active and constructive cooperation of everyone concerned. This, in itself, is very promising for the future of the new Group.

The newly appointed General Managers will play a major role in building up the new Sanofi-Aventis group. They will have to define key management positions in their respective countries by the end of September and to ensure that operations are fully integrated before the beginning of 2005.




Sanofi-Aventis is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Sanofi-Aventis is developing leading position in seven major therapeutic areas : cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines.

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the AMF before its dissemination.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations
Loic Gonnet             Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                          US
Tel: + 33 1 53 77 45 45         Tel.:  + 1 212 551 40 18
Fax: + 33 1 53 77 42 96         Fax:   + 1 646 487 40 18